Rule 424(b)(3)
                                                       File No. 333-51836

PROSPECTUS SUPPLEMENT NO. 1 DATED JANUARY 19, 2001
(TO PROSPECTUS DATED DECEMBER 21, 2000)


                        44,955,679 Shares of Common Stock
                   1,000,000 Warrants to Purchase Common Stock

                               ACCESS POWER, INC.

         This prospectus supplement supplements and amends the prospectus dated December 21, 2000 relating to the Common Stock and Warrants of Access Power, Inc. listed above.

         The principal and selling shareholder table contained in the section Principal and Selling Shareholders in the above prospectus is amended and restated as follows:

                                                          Shares Beneficially Owned               Shares Beneficially
                                                            Prior to the Offering                   Owned After the
                                                                                                       Offering
                                                ----------------------------------------------- ------------------------

                                                                             Number of Shares
Beneficial Owner                                   Number      Percentage       to be Sold        Number    Percentage
----------------                                   ------      ----------       ----------        ------    ----------
Glenn A. Smith(1)                                 7,356,500         12.8%          4,650,000     2,706,500       2.74%
Tod Smith(2)                                      2,540,000          4.7%          1,900,000       640,000         *
Maurice J. Matovich(3)                            2,094,750          3.9%          1,800,000       294,750         *
Howard L. Kaskel(4)                               1,105,400          2.1%            893,000       212,400           -
Bamboo Investors LLC(5)                          11,181,988         27.7%         10,589,448             -           -
Grandview Court, LLC(6)                          24,046,250         31.4%         24,046,250             -           -
Continental Capital and Equity Corporation          814,481             *            814,481             -           -
Tatum CFO Partners, LLP(7)                          547,500             *             67,500             -           -
William Thayer(8)                                    75,000             *             75,000             -           -
Randy Heaps(9)                                       60,000             *             60,000             -           -
James R. Schnorf                                     50,000             *             50,000             -           -
Eric Dullas(10)                                       4,000             *              4,000             -           -
Kim Saldutti(11)                                      3,000             *              3,000             -           -
Doreen Sabina(12)                                     3,000             *              3,000             -           -

All directors and executive officers as a group  13,096,650         21.2%          9,243,000     3,863,650       3.9%
(4 persons) (1)(2)(3)(4)

--------------------
*Less than 1%.

(1) Includes 10,400 shares of common stock held for a minor child and 4,650,000 shares subject to presently exercisable options. Mr. Smith is our Chief Executive Officer and President, and is a director.

(2) Includes 1,900,000 shares subject to presently exercisable options. Mr. Smith is our Chief Technology Officer and General Counsel, and is a director.

(3) Includes 1,800,000 shares subject to presently exercisable options. Mr. Matovich is our Chief Operations Officer and a director.

(4) Includes 893,000 shares subject to presently exercisable options. Mr. Kaskel is our Chief Financial Officer and is also a partner of Tatum CGO Partners, LLP

(5) Includes 2,400,000 shares of common stock issuable upon exercise of presently exercisable warrants. Also includes 2,500,000 shares held by such shareholder issuable upon conversion of outstanding convertible debentures based upon a three day average share price of $0.125. The number of shares to be sold is subject to adjustment to reflect the effect of the market price of the common stock at the time of conversion.

(6) Includes 225,000 shares of common stock issuable upon the exercise of presently exercisable warrants at a price of $0.192 per share and 1,620,648 shares of common stock issuable upon the exercise of presently exercisable warrants at a price of $0.15 per share. Does not include shares or warrants issuable in the future under the investment agreement that are not registered pursuant to the registration statement of which this prospectus is a part. The number of shares issuable will be determined by a formula described under Investment Agreement

(7)      Includes 547,000 shares subject to presently exercisable options.

(8) Includes 75,000 shares subject to presently exercisable options. Mr. Thayer was our vice-president of sales until January 2000.

(9) Includes 60,000 shares subject to presently exercisable options. Mr. Heaps performed work for us as an independent contractor.

(10) Includes 4,000 shares subject to presently exercisable options. Mr. Dullas performed work for us as an independent a contractor.

(11) Includes 3,000 shares subject to presently exercisable options. Ms. Saldutti is the wife of Mr. Ralph Saldutti. Mr. Saldutti performed work for us as an independent contractor.

(12) Includes 3,000 shares subject to presently exercisable options. Ms. Sabina performed work for us as an independent contractor.

         The first paragraph in the section Plan of Distribution is amended and restated as follows:


         Grandview is offering the shares of our common stock for its account as a statutory underwriter, and not for our account. We will not receive any proceeds from the resale of our common stock by Grandview. Grandview will be offering for sale up to 24,046,250 shares of our common stock acquired by it pursuant to the terms of the investment agreement more fully descried below and the warrants we issued to it in connection with the investment agreement. Grandview has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of our common stock to it and will be acting as an underwriter in its resales of our common stock under this prospectus. Grandview has, prior to any sales, agreed not to effect any offers or sales of our common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase shares of our common stock in violation of any applicable state and federal securities laws, rules, and regulations and the rules and regulations governing the OTC electronic bulletin board.

         An investment in shares of our common stock or warrants involves significant risk. We urge you to carefully consider the risk factors beginning on page 7, along with the rest of this prospectus, before you make your investment decision.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -------------


         The date of this prospectus supplement is January 19, 2001.